July 9, 2020

Eric Atallan

Lynn Dicker

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington , D.C. 20549

Dear Division of Corporation Finance:

We have received your comments and questions concerning our registration statement dated June 4, 2020. Please find herein our responses. In addition, we have refiled the registration statement on Form S-1A.

Sincerely,

Matthew Wolfson

CEO

                16561 N. 92nd St · Suite D101 · Scottsdale, AZ 85260 · Voice: (888)-880-7888 · Fax: 480-452-1518

Amendment No. 2 to Form S-1 filed May 8, 2020

Comment 1. Management's Discussion and Analysis Operating Results, page 42

1. We note from your response to comment 3 that all non-GAAP measures were removed from the filing. However, we note your discussion of selling, general and administrative expenses excluding stock-based compensation. Please remove this non-GAAP measure or revise your disclosure to comply with Item 10(e) of Regulation S-K.

Comment 1 Response:

We have removed from the disclosure references to the non-GAAP measure “exclusion of stock based compensation” in our discussion of selling, general and administrative expenses; see Page 43, third paragraph.

Comment 2. Liquidity and Capital Resources, page 43

2. We note that you are currently in default on your KISS liability. Please revise your filings address the following:

• Disclose the default remedies available to the lender under the agreement.

• Disclose if you obtained waivers for the default. To the extent you have not received waivers, please disclose the status of negotiations.

• Discuss the impact that your default may have on your liquidity.

Comment 2 Response:

The disclosure in the prior filing indicating the Company was in default regarding the KISS note was in error. The KISS note only requires the Company to issue common stock in the event that the investor elects to convert. The Company is not in default. Our revised disclosure included in From S-1/A-3 is:

“Upon (a) after the maturity date of November 1, 2019; (b) in the event of a “Next Equity Financing” where the Company sells its preferred shares from which the Company receives not less than $1 million dollars; or, (c) a corporate transaction in which all or substantially all of the Company’s assets are sold, merged or consolidated into another entity, the investor may, at his discretion, convert the principal of the KISS into common shares of Company. The Company’s obligation is to convert the KISS note upon election of the investor. To date, the investor elected to convert one million shares and the Company fulfilled its obligation and is not in default.”

See pages 27, 44 & 53

                16561 N. 92nd St · Suite D101 · Scottsdale, AZ 85260 · Voice: (888)-880-7888 · Fax: 480-452-1518

Comment 3. Financial Statements, page 54

3. Please update your interim financial statements through March 31, 2020. Refer to Rule 808 of Regulation S-X.

Comment 3 Response:

The Company included its interim financial statements through March 31, 2020 in its amended filing.

Comment 4. Note 2 - Summary of Significant Accounting Policies Going Concern, page 60

We note your response to comment 7 regarding the removal of all non-GAAP measures. However, we note that you have disclosed working capital deficit excluding customer deposits and the related party KISS liability. Please revise your disclosures to remove this non-GAAP measure. Refer to Rule 10(e)(1)(ii)(C) of Regulation S-K.

Comment 4 Response:

We removed from the disclosure references to the non-GAAP measure “excluding customer deposits of $40,120 and the related party KISS liability of $1,444,761” in our discussion of Summary of Significant Accounting Policies, Going Concern; see Page 62.

Sincerely yours,

/s/ Matthew Wolfson

Matthew Wolfson

Chief Executive Officer

ACKNOWLEDGEMENT

On behalf of ElectroMedical Technologies, Inc. [the Company], I hereby acknowledge:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Matthew Wolfson

Matthew Wolfson

Chief Executive Officer

                16561 N. 92nd St · Suite D101 · Scottsdale, AZ 85260 · Voice: (888)-880-7888 · Fax: 480-452-1518